

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2014

Via E-mail
Bernard J. Cassidy, Esq.
General Counsel
Juno Therapeutics, Inc.
307 Westlake Avenue North, Suite 300
Seattle, Washington 98109

> **Re: Juno Therapeutics, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 16, 2014**
> **File No. 333-200293**

Dear Mr. Cassidy:

We have reviewed amendment no. 3 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors
Risks Related to Our Common Stock and this Offering
Anti-takeover provisions in our charter documents and under Delaware or…, page 60

1. We note that you provide a brief discussion of the litigation cost reimbursement provision in your bylaws under the ninth bullet point of this risk factor. Please expand your disclosure to include a separate appropriately titled risk factor which addresses the following:

   - describes the litigation cost reimbursement provision and explains how this provision may increase the cost of bringing lawsuits and may effectively discourage shareholder claims; and
   - discusses whether you intend to apply this provision to claims under the federal securities laws, including any claims related to the current offering. If so, please

> disclose that courts have not determined whether such provisions conflict with the federal securities laws.

Attorney's Fees in Stockholder Actions, page 170

2. Please expand your disclosure in this section to provide the following information with respect to the litigation cost reimbursement provision in your bylaws:

- the types of actions covered by the provision;
- the parties who may be responsible for paying fees, costs and expenses under the provision;
- the meaning of the phrase "substantially achieves, in substance and amount" as it is used in the provision; and
- the parties who may be allowed to recover their fees and expenses under the provision.

    You may contact Tabatha McCullom at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

                                        Sincerely,

                                        /s/ Jeffrey P. Riedler

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: Via E-mail
        Michael Nordtvedt, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.